Exhibit 99.1

Finity Holdings, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Finity Holdings, Inc.
New York, NY

We have audited the accompanying balance sheet of Finity Holdings, Inc. as of December 31, 2005 and the related statements of expenses, changes in stockholders’ deficit and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of Finity’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Finity as of December 31, 2005 and the results of its operations and its cash flows for the periods described in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Finity will continue as a going concern. As discussed in Note 2 to the financial statements, Finity has suffered recurring losses from operations, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MALONE & BAILEY, PC

www.malone-bailey.com
Houston, Texas
February 24, 2006

FINITY HOLDINGS, INC.
BALANCE SHEET
December 31, 2005

ASSETS
ASSETS	$—
LIABILITIES AND STOCKHOLDERS’ DEFICIT
LIABILITIES
Accounts payable	$76
Commitments	—
STOCKHOLDERS’ DEFICIT
Common stock, $.001 par value, 100,000,000 shares authorized, 55,761,512 shares issued and outstanding	55,761
Additional paid-in capital	8,789,484
Retained deficit	(8,845,321)
Total stockholders’ deficit	(76)
Total Liabilities and Stockholders’ Deficit	$—

See accompanying summary of accounting policies and notes to financial statements.

FINITY HOLDINGS, INC.
STATEMENTS OF EXPENSES
Years Ended December 31, 2005 and 2004

	2005	2004

General and administrative expenses	$54,951	$48,676
Interest expense	10,410	19,738
Net loss	$(65,361)	$(68,414)

Basic and diluted net loss per share	$(0.00)	$(0.00)
Weighted average shares outstanding	52,536,364	50,878,073

See accompanying summary of accounting policies and notes to financial statements.

FINITY HOLDINGS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT
Years Ended December 31, 2005 and 2004

	Common Stock
	Shares	Par	Paid-In Capital	Retained Deficit	Totals

Balances, 12/31/03	50,878,073	$50,878	$8,447,817	$(8,711,546)	$(212,851)
Imputed interest	—	—	19,738	—	19,738
Net loss	—	—	—	(68,414)	(68,414)
Balance, 12/31/04	50,878,073	50,878	8,467,555	(8,779,960)	(261,527)
Shares issued – for services – for litigation settlement	4,000,000 1,200,000	4,000 1,200	36,000 10,800	— —	40,000 12,000
Imputed interest	—	—	10,410	—	10,410
Debt forgiveness from related party	—	—	264,402	—	264,402
Cancellation of shares	(316,561)	(317)	317
Net loss	—	—	—	(65,361)	(65,361)
Balances, 12/31/05	55,761,512	$55,761	$8,789,484	$(8,845,321)	$(76)

See accompanying summary of accounting policies and notes to financial statements.

FINITY HOLDINGS, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005 and 2004

		2005		2004

Cash flows from operating activities:
Net loss		$(65,361)		$(68,414)
Adjustments to reconcile net loss to net cash used in operating activities:
Imputed interest		10,410		19,738
Shares issued for services		40,000		—
Shares issued for litigation settlement		12,000
Changes in:
Accounts payable		76		—
Net cash used in operating activities		(2,875)		(48,676)
Cash flows from financing activities: Advances from related party		2,693		48,616
Net change in cash Cash at beginning of year		(182) 182		(60) 242
Cash at end of year		$—		$182
Supplemental disclosures: Cash paid for income tax Cash paid for interest	$	— —	$	— —
Non-cash transaction: Forgiveness of debt by a related party		$264,402		$—

See accompanying summary of accounting policies and notes to financial statements.

FINITY HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES

Nature of business. Finity Holdings, Inc. (“Finity”) was incorporated in Delaware on February 5, 1993. Finity did not have operations during 2005 or 2004.

Use of Estimates. In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenue and expenses in the statement of expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents. For purposes of the statement of cash flows, Finity considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income taxes. Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for consolidated financial reporting purposes and such amounts recognized for tax purposes, and are measured by applying enacted tax rates in effect in years in which the differences are expected to reverse.

Basic and diluted net loss per share. The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing the net loss adjusted on an “as if converted” basis, by the weighted average number of common shares outstanding plus potential dilutive securities. For the years ended December 31, 2005 and 2004, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share.

Stock Compensation. Finity adopted the disclosure requirements of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation (FAS No. 123) and FAS No. 148 with respect to pro forma disclosure of compensation expense for options issued. For purposes of the pro forma disclosures, the fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model.

Finity applies APB No. 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized in Finity’s financial statements for stock options under any of the stock plans which on the date of grant the exercise price per share was equal to or exceeded the fair value per share. There were no options or warrants granted during 2005 and 2004.

Recently Issued Accounting Pronouncements. In December 2004, the FASB issued SFAS No. 123R, “Accounting for Stock-Based Compensation.” SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS No. 123R, only certain pro forma disclosures of fair value were required. SFAS No. 123R shall be effective for small business issuers as of the beginning of the first interim or annual reporting period that begins after December 15, 2005.

Finity does not expect the adoption of any other recently issued accounting pronouncements to have a significant impact on their consolidated financial position, results of operations or cash flow.

NOTE 2 – GOING CONCERN

Finity incurred a net loss of $65,361 during 2005, and has an accumulated deficit of $8,845,321 as of December 31, 2005. These conditions create an uncertainty as to Finity’s ability to continue as a going concern. Management is trying to raise additional capital through sales of common stock as well as seeking financing from third parties. The financial statements do not include any adjustments that might be necessary if Finity is unable to continue as a going concern.

NOTE 3 – RELATED PARTY TRANSACTIONS

The majority shareholder advances money to Finity on an as-needed basis. The advances are due on demand, bear no interest and have no collateral. Interest was imputed at 8%. During 2005, imputed interest of $10,410 was charged to additional paid in capital.

During the third quarter of 2005, the majority shareholder released the entire receivable amount from Finity and Finity recognized $264,402 of additional paid in capital as a result of the forgiving debt.

In 2005, Finity issued 4,000,000 shares of its common stock to Gregory Boss, its President, Chief Executive Officer and Director, for his services. At the time of issuance, Gregory Boss was the sole director and officer of the Company. These shares were recorded at their fair value of $40,000.

NOTE 4 – COMMON STOCK

During 2005:

Finity issued 4,000,000 shares of its common stock to Gregory Boss, its President, Chief Executive Officer and Director, for his services. These shares were recorded at their fair value of $40,000.

Finity issued 1,200,000 shares of its common stock to settle a Class Action Settlement Agreement dated September 30, 2002. These shares were recorded at their fair value of $12,000.

Finity cancelled 316,561 shares of its common stock previously issued.

NOTE 5 – INCOME TAXES

Finity uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. Finity has incurred net losses and has no tax liability. The net deferred tax asset generated by the loss carry-forwards has been fully reserved. The cumulative net operating loss carry-forward is approximately $7,450,000 at December 31, 2005, and will expire in 2015 and 2025.

At December 31, 2005, deferred tax assets consisted of the following:

Deferred tax assets
Net operating losses	$2,533,000
Less: valuation allowance	(2,533,000)
Net deferred tax asset	$—

NOTE 6 – STOCK OPTIONS AND WARRANTS

Finity’s Stock Option Plan provides for the grants of non-qualified options to its senior management. The plan is administered by the Board of Directors, who have substantial discretion to determine the persons, amounts, time, price, exercise terms, and restrictions, if any, with respect to the grants.

Finity uses the intrinsic value method of calculating compensation expense for employees, as described and recommended by APB Opinion 25, and allowed by FASB Statement 123. During 2005 and 2004, no compensation expense was recognized for the issuance of options and warrants, because no options or warrants were granted.

Summary information regarding options is as follows:

	Options	Weighted Average Exercise Price

Outstanding at December 31, 2003	300,000	$.26
Expired	(200,000)	$.27
Outstanding at December 31, 2004	100,000	$.23
Expired	(100,000)	$.23
Outstanding at December 31, 2005	—	—

NOTE 7 – SUBSEQUENT EVENTS

On January 30, 2006, Flagship Healthcare Management, Inc. (“Flagship”) purchased 34,000,000 shares of common stock from Common Solutions, LLC, the majority shareholder of Finity, for $240,000. As a result, Flagship controls 60.9% of voting stock of Finity.

On January 30, 2006, Finity entered into a Share Exchange Agreement (the “Exchange Agreement”) with all of the stockholders (the “Stockholders”) of Flagship. The closing of this agreement shall occur immediately following Finity’s filing of a Restated and Amended Certificate of Incorporation which shall effectuate a name change of Finity, a one hundred twenty-five (125) for one (1) reverse stock split, and an increase in the authorized shares to a total of 130,000,000 shares of capital stock (the “Closing”). After the closing of the Exchange Agreement, the minority Finity shareholders will own approximately 174,902 shares of Finity common stock, less than 1%, after the reverse stock split. Finity will acquire all of the issued and outstanding capital stock of Flagship from the Stockholders on a one for one basis in exchange for an aggregate of 55,587,755 newly-issued shares of Finity’s common stock (the “Exchange”). Finity will be filing a proxy statement seeking shareholder approval. The Exchange is intended to constitute a tax-free reorganization pursuant to the provisions of Section 368(a)(1)(B) of the Internal Revenue Code of 1986. Upon completion of the Exchange with Flagship, Finity will cease to be a shell company and the operations of Flagship will be the only operations of Finity.